Exhibit 99.1

Yingli Green Energy Announces Results of 2013 Annual General Meeting

BAODING, China, Nov. 17, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the largest vertically integrated solar panel manufacturer in the world, known as “Yingli Solar,” today announced that all shareholder resolutions proposed at the Company’s 2013 annual general meeting held on November 17, 2014 were duly passed.

The shareholders passed the following resolutions by the Company:

1.              Re-election of Mr. Iain Ferguson Bruce and Mr. Ming Huang as directors of the Company; and

2.              Ratification and appointment of PricewaterhouseCoopers as the Company’s independent auditor.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 10,000 MW of PV modules to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,”

“intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information about Yingli Green Energy, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86-312-8929787
E-mail: ir@yingli.com